P.E. 1/1/02

1-15242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of January 2002

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Press Release

Deutsche Bank

Frankfurt am Main, January 30, 2002

At its meeting today, the Supervisory Board of Deutsche Bank AG has released Dr. Thomas R. Fischer at the latter's request and with immediate effect from his appointment, originally due to run until December 31, 2003, as member of the Board of Managing Directors. This separation, which is based on mutual agreement, is connected with divergent opinions on the bank's new management structure.

Mr. Hermann-Josef Lamberti takes over the functions of Chief Operating Officer (COO). Treasury and Risk Management are taken over provisionally by Dr. Josef Ackermann and Dr. Clemens Börsig respectively.

As part of the implementation of the new management structure, Mr. Jürgen Fitschen and Mr. Michael Philipp assume, with immediate effect, as Global Business Heads direct business responsibility in the Group Divisions Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM). They have been released at their own request from their duties as members of the Group Board. Jürgen Fitschen remains responsible for Transaction Banking and Relationship Management Germany in CIB. Michael Philipp continues to head Asset Management (including Product Development), as well as Wealth Management Services in PCAM.

The Board of Managing Directors will propose to the Supervisory Board at its meeting on March 22, 2002, with the submission of the Annual Financial Statements for 2001, a dividend of € 1.30 per share unchanged on the previous year.

Issued by the Press Department of Deutsche Bank AG
60262 Frankfurt/Main, Germany
Taunusanlage 12, 60325 Frankfurt/Main, Germany,
Telephone (+49) 69 - 9 10 – 4 38 00 · Fax (+49) 69 - 9 10 - 334 22

Internet: http://www.deutsche-bank.com
http://www.deutsche-bank.com/press
email: db.presse@db.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 30, 2002

By: ______________________
Name: Mathias Otto
Title: Senior Counsel

By: ______________________
Name: Hans-Dirk Krekeler
Title: Global Co-Head of
Legal and Compliance